Buckeye Oil & Gas, Inc.
8275 S. Eastern Avenue, Suite 200
Las Vegas, Nevada, 89123
(702) 938-0491

January 25, 2012

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:  Ryan Houseal

Re: Buckeye Oil & Gas, Inc.
Registration Statement on Form S-1
Filed September 8, 2011, December 13, 2011 and January 7, 2012
File No. 333-176729

Dear Mr. Houseal:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), Buckeye Oil & Gas, Inc. (the “Company”) hereby requests that the Registration Statement described above (the “Registration Statement”) be accelerated so that it will become effective at 3:00 p.m. on Thursday, January 26, 2012, or as soon as practicable thereafter.  In connection with such request, the undersigned, being all of the officers of the Company, hereby acknowledge the following:

1.           Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in their filing.

3.           The Company may not assert the declaration of effectiveness or the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to call David Lubin, Esq., counsel for the Company, (516) 887-8200, facsimile (516) 887-8250, email address david@dlubinassociates.com.

Thank you for your attention to this matter.

Very truly yours,

BUCKEYE OIL & GAS, INC.

By:           /s/ Pol Brisset
Name:  Pol Brisset
Title:	Chairman, President, Chief Executive Officer, Chief Financial Officer, Treasurer, and Director
((Principal Executive, Financial and Accounting Officer)